April 7, 2009

Mr. Mark Webb, Legal Branch Chief
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         MB Financial, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2008
       SEC File No. 000-24566-01

Dear. Mr. Webb:

This letter is in response to your letter dated March 24, 2009 with respect to the above-referenced Form 10-K filing of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Item 6. Selected Financial Data, page 24

1.
We note your non-GAAP ratio of cash flow to tangible equity.  On pages 24-25 you identify this measure as a performance measure.  However, your reconciliation on page 27 indicates that you are adjusting for intangible amortization.  Refer to Questions 8 and 15 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available on our website.  Such guidance indicates that it is inappropriate to exclude recurring charges from performance measures.  Further, it is not clear why management believe this measure is useful to investors.  Therefore, please revise your future filings to eliminate this measure.

 Response:

The non-GAAP ratio of cash flow to tangible common equity excludes goodwill and other intangible assets, net of tax, in determining average tangible common equity.  Therefore, the Company excludes the corresponding intangible amortization expense from its results of operations for purposes of calculating this non-GAAP financial measurement.  Management believes the presentation of this financial measure excluding the impact of such items provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management’s success in utilizing the Company’s tangible capital.

The Company acknowledges this comment and will, notwithstanding the above, eliminate this measure in future filings.

Allowance for Loan Losses, page 39

2.
We note your disclosure on page 91 that you estimate collateral values for fair value disclosure purposes based on customized discounting criteria.  In future filings, please clearly identify the extent to which you use this methodology for computing your recorded allowance for loan losses.  Please revise your future filings to disclose the specific discounting criteria you utilize, and clarify how often you obtain an independent appraisal in lieu of your internal model.  Please discuss how you consider potential inaccuracies in this valuation methodology in your qualitative adjustment factors.

Response:

The Company acknowledges this comment and will, in future filings, disclose the additional information requested.

3.
We note your disclosure on page 28 that the increase in your loan loss provision from 2007 to 2008 was primarily due to increases in non-performing loans and potential problem loans.  Considering that a significant portion of your loan loss provision was recorded during the fourth quarter of 2008 and you experienced a steady increase in non-performing loans over each quarter during 2008, please revise your future filings to disclose the specific events that occurred that caused your provision expense to increase so significantly during the fourth quarter of 2008.

Response:

The Company acknowledges this comment and will, in future filings, disclose the specific events that occurred that caused our provision expense to increase significantly during the fourth quarter of 2008.

4.
Please revise to clarify your reasons for utilizing loss migration factors provided by Moody’s Corporation for your lease loans when it appears that you have had this portfolio for a number of years.  Please cite the applicable regulatory or GAAP guidance you relied on in determining that your own loss history did not provide statistically reliable data.

Response:

The Company acknowledges this comment and will, in future filings, clarify its reasons for utilizing loss migration factors provided by Moody’s Corporation for the Company’s lease loans.

Moody’s Corporation migration factors, rather than the Company’s actual loss and migration experience, are used to develop estimated default factors for lease loans, since we do not have sufficient loss or migration experience to develop statistically reliable factors of our own.  Actual losses in the Company’s lease portfolio have not been significant, and the number of migration points based on historical movement in the Company’s portfolio for lease loans has not been statistically reliable to calculate estimated default factors.

Our methodology for using Moody’s default factors is based on regulatory guidance provided by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision.  A joint Interagency Policy Statement on the allowance for loan and lease losses was revised in 2006.  In this release (page 11), it is noted that “If an institution has no experience of its own for a loan group, reference to the experience of other enterprises in the same lending business may be appropriate, provided the institution demonstrates that the attributes of the group of loans in its portfolio are similar to those of the loan group in the portfolio providing the loss experience.”  Although the Company has limited migration and loss experience, it is not deemed statistically significant for use in calculating estimated default factors.  The Company will continue to monitor historical losses and migrations in the lease portfolio and will use internal historical data when the information is deemed to be statistically significant.

5.
You also disclose on page 41 that the increase in your provision for loan losses was primarily due to the migration of the performing loans from lower risk rating to higher risk rating during 2008.  Please revise your future filings to more clearly describe the reasons behind this migration during the year and to identify the nature and category of the performing loans in question.  Discuss the trends experienced that led you to assign a higher risk rating to these performing loans.

Response:

The Company acknowledges this comment and will, in future filings, more clearly describe the reasons behind a significant loan migration of performing loans from lower risk ratings to higher risk ratings (if applicable) and identify the nature and category of the performing loans in question.  We will also discuss any trends experienced that led us to assign a higher risk rating to these performing loans.

Liquidity, page 46

6.
Considering your increasing reliance on brokered deposits, please revise your future filings to expand your discussion of alternative funding sources available to you in the event that you are unable to retain these deposits.

Response:

The Company acknowledges this comment and will, in future filings, expand our discussion of alternative funding sources available to us in the event that we are unable to retain brokered deposits.

Consolidated Financial Statements
Note 1. Significant Accounting Policies
Goodwill, page 66

7.
Please revise your future filings to disclose what levels you consider to be your reporting units for purposes of goodwill impairment, and disclose how you concluded that goodwill was not impaired for each reporting unit.

Response:

The Company acknowledges this comment and will, in future filings, disclose what levels we consider to be our reporting units for purposes of goodwill impairment, and disclose how we conclude that goodwill is not impaired for each reporting unit (if applicable).

Note 5. Investment Securities, page 73

8.
We note your disclosure that you believe your investment in FHLB Chicago stock is not other than temporarily impaired as of December 31, 2008, and your discussion of the various positive factors considered when making this determination.  In order to provide more transparent and balanced disclosure, please revise your future filings to disclose how you considered any potential negative factors in making this conclusion as well.  For example, please discuss how you considered the fact that the FHLB Chicago is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock, the fact that they had a significant amount of losses prior to September 30, 2008, and that they had cumulative losses during the first nine months of 2008.

Response:

The Company acknowledges this comment and will, in future filings, disclose (if applicable) how we consider any potential  negative factors in concluding that our investment in FHLB Chicago stock is not other than temporarily impaired.

Note 16. Income Taxes, page 85

9.
You state here that you have reduced your valuation allowance related to your deferred tax asset due to a change in tax law that caused you to conclude that these assets will be utilized in future periods.  You also disclose that certain of your state net operating loss carryforwards begin to expire in 2009.  Considering your net loss in the current period, please tell us how you concluded that a valuation allowance was no longer necessary.

Response:

The reduction in the valuation allowance is a result of changes in state tax law related to the Company’s Real Estate Investment Trust (REIT).  The state of Illinois passed legislation, specifically providing that dividends issued in connection with captive REITs owned by financial organizations will become taxable starting with the 2009 tax year.  As a result, the Company’s pre-tax state income is expected to significantly increase in 2009 and future periods.  The Company determined it is more likely than not that deferred tax assets will be recognized in future periods as a result of the change in legislation.

10.
Please revise your future fillings to disclose the specific reasons why you recorded such a large state tax benefit in 2008.  Further, it appears that you recorded this benefit during the fourth quarter of 2008.  Please clarify what specific events occurred in the fourth quarter that contributed to the recognition of such a significant state tax benefit.

Response:

The Company acknowledges this comment and will, in future filings, disclose the specific reasons for recording the state tax benefit during 2008.  Further, we will, in future filings, disclose any specific events that occur during one quarter of a specified year that contribute to the recognition of such a significant state tax benefit.

The state tax benefit was recorded throughout 2008, relating to state tax losses reported throughout the year as a result of dividends from the Company’s captive REIT not being taxable for state purposes.

Additionally, during the second quarter of 2008 (as opposed to the fourth quarter), the Company determined that based on legislation passed by the state of Illinois relating to the REIT tax strategy, that it was more likely than not that deferred tax assets would be realized in future years.  During the second quarter, the Company determined that no other state tax planning strategies appeared to exist to warrant maintaining the valuation allowance and the valuation allowance was removed.

11.
Please tell us the nature of the additions to your deferred tax assets related to state operating loss carryforwards.  Clarify if the additions relate solely to the loss you reported in the current year, or if there were other events or circumstances that caused you to increase the amount of this asset.

Response:

The additions to the Company’s deferred tax assets related to state net operating loss carryforwards recognized in 2008 as a result of dividends received from the Company’s captive REIT not being taxable.  These dividends will be taxable beginning in 2009.  As a result, deferred tax assets were recorded and are expected to be utilized in future periods.

12.
We note that you increased your tax contingency reserves concurrently with your reduction of your valuation allowance.  Please clarify to us the nature of this adjustment and tell us the specific events that led to your conclusion that an increase in your tax contingency reserves was necessary.

Response:

As noted above, the state of Illinois passed legislation eliminating income exemptions related to the Company’s REIT beginning in 2009.  As a result, it became more likely than not that the state net operating loss carryforwards would be realized.  In previous periods, the state net operating loss not recognized as a result of the valuation allowance had a direct impact on the contingency reserves.  By reducing the valuation allowance, the net operating losses became fully valued, resulting in an increase in the tax contingency reserves related to these assets.

    Item 13. Certain Relationships, Related Transactions and Director Independence

13.
In future filings please revise the disclosure regarding loans to officers and directors to include the correct representations from instruction 4.c to Item 404(a) of Regulation S-K.  Specifically we noted the words, “persons not related to the lender.”

Response:

The Company acknowledges this comment and will, in future filings, include the correct representations from instruction 4.c to Item 404(a) of Regulation S-K.

    The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill. E. York
Jill E. York
Chief Financial Officer and Vice President